Arf
3/18/2002


02007230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51041

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Market Street, Suite 2634
(No. and Street)

Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren West 215-569-1980
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

2 Commerce Square, 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Brokerage Services, Inc., as of December 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Warren West
Signature

Principal
Title

Antonette Ketrick
Notary Public

Notarial Seal
Antonette Ketrick, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Oct. 11, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Greentree Brokerage Services, Inc.

December 31, 2001

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENT	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	12

Grant Thornton

Accountants and Management Consultants

Report of Independent Certified Public Accountants

Board of Directors
Greentree Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Greentree Brokerage Services, Inc., as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Greentree Brokerage Services, Inc., as of December 31, 2001 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 8, 2002

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200

GREENTREE BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS	
Cash	$ 103,812
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organization	102,642
Furniture and equipment, net	30,305
Other assets	4,334
Total assets	$ 341,093
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 113,316
Total liabilities	113,316
Stockholders' equity	
Common stock, no par value, authorized 1,000 shares, 723 shares issued and outstanding	413,541
Accumulated deficit	(185,764)
Total stockholders' equity	227,777
Total liabilities and stockholders' equity	$ 341,093

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Operations

Year ended December 31, 2001

Revenues	
Commissions	$ 1,005,371
Interest income	2,663
Total revenues	1,008,034
Expenses	
Employee compensation and benefits	528,539
Brokerage expenses	249,935
Communications and data processing	14,838
Regulatory fees	10,839
Professional fees	37,603
Management fee - officer/stockholder	42,139
Occupancy and equipment	41,589
Travel, meals and entertainment	21,972
Other	155,131
Total expenses	1,102,585
Net loss	$ (94,551)

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2001

	Common stock	Accumulated (deficit)	Total
Balance at January 1, 2001	$ 248,541	$ (91,213)	$ 157,328
Issuance of 106 shares of common stock	165,000	-	165,000
Net loss	-	(94,551)	(94,551)
Balance at December 31, 2001	$ 413,541	$ (185,764)	$ 227,777

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (94,551)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	8,313
Non-cash commission expense	25,000
Change in operating assets and liabilities	
Receivable broker-dealers and clearing organization	(89,668)
Other assets	1,000
Accounts payable and accrued expenses	108,406
Net cash used in operating activities	(41,500)
Cash flows from investing activities	
Purchase of office equipment and furniture	(7,411)
Net cash used in investing activities	(7,411)
Cash flows from financing activities	
Proceeds from the issuance of common stock	140,000
Net cash provided by investing activities	140,000
Net increase in cash	91,089
Cash at beginning of year	12,723
Cash at end of year	$ 103,812

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Notes to Financial Statements

December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greentree Brokerage Services, Inc. (the Company) is a Delaware corporation. The Company is an introducing broker which provides execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission and is registered with the Pennsylvania Securities Commission. The Company is a member of National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

1. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Deposit with Clearing Organization

The Company maintains a $100,000 interest bearing account with its clearing agent. This account is not insured by the FDIC.

3. Securities Transactions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

4. Income Taxes

Under the liability method deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary differences are organizational and start-up costs, and net operating loss carryforwards.

No provision, liability or tax benefit for federal or state income taxes has been included in these financial statements due to the operating loss for 2000 and 2001. At December 31, 2001, the Company has available approximately $185,000 in net operating loss carryforwards, which expire through 2021.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

6. Advertising Cost

All advertising costs are expensed as incurred.

GREENTREE BROKERAGE SERVICES, INC.

Notes to Financial Statements - Continued

December 31, 2001

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker are positions carried by and amounts due from this clearing broker.

NOTE C - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Office equipment	5 to 7 years	$ 41,661
Office furniture	5 to 7 years	3,761
		45,422
Less accumulated depreciation		(15,117)
		$ 30,305

NOTE D - STOCKHOLDERS' EQUITY

On June 22, 2001, the Company entered into a stock purchase agreement with a third party to sell 56 shares of common stock at $1,339 per share totaling $75,000, of which $25,000 was settled in lieu of payment of commissions. The agreement requires that within two months after the year end that an analysis of the target gross profit levels, as defined, be completed. If gross profit levels are not met, the stockholders may chose to either pay the deficiency in cash or reduce the next common stock purchase by the deficiency, as defined. The Agreement provides for additional purchases of the Company's common stock at $1,393 per share aggregating approximately $78,000 in 2002 and $84,000 in 2003, respectively. As of December 31, 2001, the 2001 target gross profit was not met. Accordingly, the stockholders have chosen to contribute the deficit of $20,000 to the Company on or around March 10, 2002.

On May 10, 2001, the company issued 50 shares of common stock for $90,000 to a third party who previously purchased 56 shares of common stock for $110,000. An option to purchase an additional 9% of the Company's common stock was granted and expires in November 2002.

In February 2000, the Company issued 51 shares of common stock for $125,000 under a Stock Purchase Agreement entered into with a third party. This Stock Purchase Agreement also provides an option to purchase 15% of the Company's outstanding issued shares at a zero strike price after January 31, 2001 with no expiration date. A value of approximately $38,000 has been allocated to this option and has been recorded as common stock. At December 31, 2001, this option has not been exercised.

GREENTREE BROKERAGE SERVICES, INC.

Notes to Financial Statements - Continued

December 31, 2001

NOTE E - COMMITMENTS

The Company leases office space. The lease is through July 31, 2005 with no renewal option. In addition to base rent, the Company is responsible for certain common area expenses. Rent expense for the year ending December 31, 2001, was $33,276. The future minimum annual rental payments are as follows at December 31, 2001:

2002	$ 27,675
2003	28,861
2004	29,550
2005	17,238
	$ 103,324

NOTE F - RELATED PARTY TRANSACTIONS

The Company pays one of its stockholders a management fee from time to time. A formal agreement has not been executed. Payments are based upon the Company's current ability to pay funds. For the year ended December 31, 2001, the Company paid this stockholder $42,139.

The Company leases space from two of its stockholders who do not charge the Company any rent.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net of $100,000. At December 31, 2001, net capital was $193,138, which was $93,138 in excess of net required net capital of $100,000.

SUPPLEMENTAL INFORMATION

GREENTREE BROKERAGE SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2001

Net capital	
Total stockholders' equity	$ 227,777
Deductions	
Nonallowable assets	
Furniture and equipment	30,305
Other assets	4,334
Total deductions	34,639
Net capital	193,138
Minimum net capital required	100,000
Excess net capital	$ 93,138
Aggregate indebtedness	$ 113,316
Ratio of aggregate indebtedness to net capital	58.7%

No material differences exist between the above computation and the computation included in the Company's corresponding uaudited Form X-17A-5 Part IIA filing.

Independent Auditor's Supplementary Report on Internal Control

Greentree Brokerage Services, Inc.

December 31, 2001

Independent Auditor's Supplementary Report on Internal Control

Board of Directors
Greentree Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Greentree Brokerage Services, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications, and comparisons, 2) recordation of differences required by rule 17a-13, and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 8, 2002